UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 10, 2008

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464
(Commission File Number)

26-2018846
(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On October 10, 2008, Dollar Tree Stores, Inc. issued a press release regarding the Company's webcast of its Annual Capital Markets Conference on October 14, 2008. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated October 10, 2008 issued by Dollar Tree Stores, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE STORES, INC.

Date: October 10, 2008

By: /s/ Kathleen Mallas
           Kathleen Mallas
           Vice President - Controller

EXHIBITS

Exhibit 99.1 - Press release dated October 10, 2008 issued by Dollar Tree Stores, Inc.

Exhibit 99.1

Dollar Tree To Webcast Annual Capital Markets Conference

CHESAPEAKE, Va. – October 10, 2008 – Dollar Tree, Inc. (NASDAQ: DLTR), the nation's largest $1.00 discount variety store chain, will be webcasting its Annual Capital Markets Conference on October 14, 2008. Members of senior management will discuss the Company's business and growth plans. This webcast is scheduled to begin at approximately 8:45 a.m. EDT and will be available live on the Company's website, www.DollarTree.com/medialist.cfm. A replay of the webcast will remain available for one week following the event.

CONTACT:Dollar Tree, Inc., Chesapeake
        Timothy J. Reid
        757-321-5284
        www.DollarTree.com

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